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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                             ERC Industries, Inc.

                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   268912102
- -------------------------------------------------------------------------------
                                (CUSIP Number)

                  Arthur M. Nathan, Haynes and Boone, L.L.P.
            1000 Louisiana Street, Suite 4300, Houston, Texas 77002
                                (713) 547-2000
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                 July 23, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)
- -------------------------------------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                                   Page      2   of     6  Pages
CUSIP No. 268912102
- --------------------------------------------------------------------------------------------

1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John Wood Group PLC, a company registered in Scotland and
             incorporated under the laws of the United Kingdom
- --------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                     (b) [ ]

- --------------------------------------------------------------------------------------------
3            SEC USE ONLY

- --------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS

                WC
- --------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                              [ ]

- --------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

                United Kingdom
- --------------------------------------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER
   SHARES
BENEFICIALLY               16,631,820
  OWNED BY        --------------------------------------------------------------------------
    EACH             8  SHARED VOTING POWER
  REPORTING
   PERSON                  0
    WITH          --------------------------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER

                           16,631,820
                  --------------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                           0
- --------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  16,631,820
- --------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       [ ]

- --------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  78.3%
- --------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  CO
- --------------------------------------------------------------------------------------------

  The Schedule 13D dated October 19, 1992, as amended by Amendment No. 1 thereto dated December 3, 1992, Amendment No. 2 thereto dated December 7, 1992, Amendment No. 3 thereto dated January 11, 1993, Amendment No. 4 thereto dated April 30, 1993, Amendment No. 5 thereto dated July 29, 1993, Amendment No. 6 thereto dated March 13, 1996, Amendment No. 7 thereto dated March 22, 1996 and Amendment No. 8 thereto dated June 12, 1996 (the "Schedule 13D") of John Wood Group PLC (the "Reporting Person"), relating to the Common Stock, $.01 par value per share, of ERC Industries, Inc., a Delaware corporation (formerly known as ERC Subsidiary, Inc., successor by merger to ERC Industries, Inc.), is hereby amended and supplemented as set forth below. Defined terms used in this Amendment No. 9 and not defined herein shall have their respective meanings as set forth in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
- ------   -------------------------------------------------

Item 3 is hereby amended by adding the following paragraphs:

  "The $1,513,200 used to make the purchases reported by this Amendment No.9 to
Schedule 13D came from the Reporting Person's working capital."


Item 4.  Purposes of the Transaction.
- ------   ---------------------------

Item 4 is hereby amended by adding the following paragraphs:

  "On July 23, 1996, the Reporting Person entered into an oral agreement with a brokerage firm whereby certain clients of such firm agreed to sell and the Reporting Person agreed to purchase an aggregate of 1,164,000 shares of Common Stock in a privately-negotiated transaction. The purchase price for such shares of Common Stock was $1.30 per share, inclusive of commissions, (or an aggregate consideration of $1,513,200). The transaction was conducted entirely between the Reporting Person and the brokerage firm, and there was no agreement or other documentation prepared in connection with the transaction.

  On June 6, 1996, the Reporting Person entered into an Investment Agreement (the "Investment Agreement") pursuant to which the Reporting Person purchased and the Company sold an aggregate of 7,384,616 shares of Common Stock at a purchase price of $0.8125 (13/16) per share (or an aggregate consideration of $6,000,000.50). This transaction was disclosed in Amendment No. 8 to Schedule 13D dated June 12, 1996.

  As a result of the purchase of these additional shares, the Reporting Person currently owns an aggregate of 16,631,820 shares of Common Stock representing approximately 78.3% of the outstanding shares of Common Stock."

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

  The information set forth in Item 4 of this Amendment No. 9 is incorporated by reference in response to this Item 5.

                               Page 3 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with
- ------   -------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

  The information set forth in Item 4 of this Amendment No. 9 is incorporated by reference in response to this Item 6.

Item 7.  Material to be Filed as Exhibits.
- ------   --------------------------------

Item 7 is hereby amended and restated in its entirety by the following paragraphs:

   *A Form of proposed Certificate of Ownership and Merger merging ERC Industries, Inc. into ERC Subsidiary, Inc.

   *B Stock Purchase Agreement dated October 15, 1992 among the John Wood Group PLC, as Purchaser, Quantum Fund, N.V., Warren H. Haber, Lawrence
         M. Pohly and John L. Teager, as Sellers, and ERC Industries, Inc.

   *C Standstill and Voting Agreement dated October 15, 1992 among John Wood Group PLC, Quantum Fund, N.V. and ERC Industries, Inc.

   *D Irrevocable Proxy executed by Quantum Fund, N.V. to John Wood Group PLC and J. Derek P. Jones.

   *E Notice of Waiver of Conditions to Consummate Purchase Agreement dated November 30, 1992.

   *F Agreement dated December 4, 1992, between the Reporting Person and ERC Industries, Inc.

   *G Agreement dated December 4, 1992, among the Reporting Person, ERC Industries, Inc., and the Indemnitees.

   *H Letter Agreement dated March 5, 1996, between the Reporting Person and Quantum.

   *I Investment Agreement dated June 6, 1996, between the Reporting Person and the Company.

   *J Registration Rights Agreement dated June 6, 1996, between the Reporting Person and the Company.


   *     Previously filed.

                               Page 4 or 6 Pages

                                   SIGNATURE



  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 to Schedule 13D is true, complete and correct.


  Date: July 24, 1996.


                                 JOHN WOOD GROUP PLC



                                 By:  /s/ J. DEREK P. JONES
                                      ---------------------
                                      Name:     J. Derek P. Jones
                                      Title:    Director




                               Page 5 of 6 Pages

                                 EXHIBIT INDEX


  *A Form of proposed Certificate of Ownership and Merger merging ERC Industries, Inc. into ERC Subsidiary, Inc.

  *B Stock Purchase Agreement dated October 15, 1992 among the John Wood Group PLC, as Purchaser, Quantum Fund, N.V., Warren H. Haber, Lawrence M. Pohly and John L. Teager, as Sellers, and ERC Industries, Inc.

  *C Standstill and Voting Agreement dated October 15, 1992 among John Wood Group PLC, Quantum Fund, N.V. and ERC Industries, Inc.

  *D Irrevocable Proxy executed by Quantum Fund, N.V. to John Wood Group PLC and J. Derek P. Jones.

  *E Notice of Waiver of Conditions to Consummate Purchase Agreement dated November 30, 1992.

  *F Agreement dated December 4, 1992, between the Reporting Person and ERC Industries, Inc.

  *G Agreement dated December 4, 1992, among the Reporting Person, ERC Industries, Inc., and the Indemnitees.

  *H Letter Agreement dated March 5, 1996, between the Reporting Person and Quantum.

  *I Investment Agreement dated June 6, 1996, between the Reporting Person and the Company.

  *J Registration Rights Agreement dated June 6, 1996, between the Reporting Person and the Company.


  *    Previously filed.



                               Page 6 of 6 Pages